Exhibit (a)(1)(ix)

Media Contact:	Gil Nielsen IDT Corporate Communications (973) 438-3553	Investor Contacts:	Yossi Cohn Investor Relations (973) 438-3858

IDT CORPORATION ANNOUNCES EXPIRATION OF TENDER OFFER FOR OUTSTANDING STOCK OPTIONS

Newark, N.J., May 23, 2006—IDT Corporation (NYSE:IDT, IDT.C) today announced the expiration of the offer to purchase, for $2.00 per underlying share in cash, from eligible optionees outstanding stock options to purchase shares of IDT Class B common stock. The offer expired at 5:00 p.m., New York City time on Monday, May 22, 2006. On the expiration date, options to purchase 7,914,451 shares of IDT Class B common stock had been tendered in the offer. IDT has accepted for payment all options to purchase shares of IDT Class B common stock validly tendered and not withdrawn in the offer.

A copy of this press release will be available on IDT’s website at www.idt.net in the “About IDT” Press Releases section.

IDT Corporation, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary that is focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for IDT’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers. IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols “IDT” and “IDT.C,” respectively.

# # #